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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Kirk                         Randal                           J.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                                 The Govenor Tyler
                                 1902 Downey Street
--------------------------------------------------------------------------------
                                   (Street)

       Radford                    Virginia                            24141
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Novitron International, Inc.
                                              (NASDAQ-"NOVI")
                                            ------------------------------------

3.  I.R.S. or Social Security Number of Reporting Person (Voluntary)

                                                                  --------------

4.  Statement for Month/Year                     December 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

                                             X
    ___ Director    ___ Officer             --- 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)
     X
    ---- Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title             2. Trans-    3. Trans-      4. Securities Acquired (A)        5. Amount of        6. Ownership   7. Nature of
   of                   action       action         or Disposed of (D)                Securities          Form:          Indirect
   Security             Date         Code           (Instr. 3, 4 and 5)               Beneficially        Direct (D)     Beneficial
   (Instr. 3)           (Month/      (Instr. 8)                                       Owned at            or Indirect    Ownership
                        Day/     -----------------------------------------------      End of Month        (I)
                        Year)
                                  Code     V     Amount     (A) or (D)   Price        (Instr. 3 and 4)    (Instr. 4)     (Instr. 4)

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
Common Stock, $.01
par value per share  12/4/00      P               200           A        $1.94
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Common Stock, $.01
par value per share  12/8/00      p               200           A        $1.98       239,269(1)             D
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                                                                                      53,680(1)             I         By  Kirkfield
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                                                                                      99,801(1)             I           By RJK
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                                                                                       9,283(1)             I         By Zhong Mei
------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
None.
-----------------------------------------------------------------------------------------------------------------------------

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

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Nature
                                 cisable and       Underlying Securities        of          of Deriv-        ship          of In-
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          direct
                                 Date                                           ative       Secur-           of De-        Bene-
                                 (Month/Day/                                    Secur-      ities            rivative      ficial
                                 Year)                                          ity         Bene-            Security,     Owner-
                                                                                (Instr.     ficially         Direct        ship
                               --------------------------------------------     5)          Owned            (D) or        (Instr.
                               Date     Expira-              Amount or                      at End           Indirect      4)
                               Exer-    tion         Title   Number of                      of               (I)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) On December 31, 2000, Clinical Chemistry Holdings, Inc. ("CCH"), a corporation controlled by Randal J. Kirk, sold 398,133 shares (all of which were previously reported as being indirectly beneficially owned by Randal J.
   Kirk) to the following persons: Mr. Kirk (239,269 shares), Kirkfield, L.L.C. ("Kirkfield") (49,780 shares), RJK, L.L.C. ("RJK") (99,801 shares) and Zhong Mei, L.L.C. ("Zhong Mei") (9,283 shares). Mr. Kirk controls each of Kirkfield, RJK and Zhong Mei. Kirkfield, RJK and Zhong Mei directly beneficially own an aggregate of 162,764 shares (158,864 shares purchased from CCH and 3,900 shares already directly beneficially owned by Kirkfield), which shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Mr. Kirk.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. SEC 1474 (7-96)

       /s/ Randal J. Kirk                 1/8/01
    -----------------------------    -----------------
    ** Randal J. Kirk                      Date